Exhibit (a) (12)

                               CONTACT:

                                        Hilda Mackow
                                        Vice President, Communications
                                        Moore Corporation
                                        416-364-2600

                                        Lissa Perlman
                                        Kekst and Company
                                        212-593-2655




                       MOORE CORPORATION ISSUES STATEMENT


TORONTO (August 15, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) has released the following statement:

Wallace's Board of Directors has given its shareholders no alternative to our offer except unspecified value at an unknown time. We do not believe their shareholders will be satisfied with this response. Our fully-financed US$56 cash offer stands: an 84% premium over the price at the time we first contacted Wallace and 42% over the average 30-day close immediately prior to our offer.

We are in the process of evaluating Wallace's filings and lawsuit. Nothing in these filings, however, causes us to change our view of the issues raised: first, there are no antitrust impediments to the closing of this transaction, and second, we have been accurate in our public disclosures. If we determine that a further response is appropriate, we will communicate in due course.

                                      ###

Moore Corporation Limited is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.